January 13, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

450 5th Street, N.W. – Mail Stop 6040

Washington, D.C. 20549

RE: Infinity Property and Casualty Corporation (“The Company”)

Form 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for Fiscal Quarter Ended September 30, 2008

FILE NO. 0-50167

Mr. Rosenberg,

This letter responds to your letter dated December 22, 2008 relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submissions.

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In response to the SEC’s six comments included in the above-referenced submissions, please note below the “SEC COMMENT” / “COMPANY RESPONSE” format.

Form 10-K for the fiscal year ended December 31, 2007

1.	SEC COMMENT: In Operations on page 2 you indicate that you are organized into two regions. Please revise your financial statements to provide the segment reporting information for your East and West regions required by paragraphs 25-37 of SFAS 131. Otherwise, please explain to us how why your regions do not qualify for segment reporting by referencing for us the authoritative literature you rely upon to support your position.

COMPANY RESPONSE:

The East and West regions do not qualify as operating segments since the Chief Operating Decision Maker (“CODM”) does not review operating results of the regions. This delineation existed only for internal company purposes to organize the respective regional presidents’ administrative responsibilities for marketing and product management. Other key operating functions, including claims, pricing, finance and other administrative functions, are centralized. Beginning in mid-2008, this regional organizational structure was eliminated and the functional responsibilities now report to the Senior Marketing and Senior Product Management Officers, respectively.

While the East and West regions do not qualify as operating segments, business written in each state and urban zone does, as defined in paragraph 10 of SFAS 131, since each:

1.	Engages in business activities from which it earns revenues and incurs expenses;

2.	Has its operating results regularly reviewed by the Company’s CODM; and

3.	Has discrete written premiums, earned premiums and accident year underwriting results available.

Actual performance assessment of and allocation of resources to these operating segments are made by an executive team, consisting of the CEO, CFO, General Counsel and the two regional presidents (who are now the Senior Marketing and Product Management Officers). This team satisfies the definition of CODM, as defined in paragraph 12 of SFAS 131. Monthly reports are provided to this executive team regarding premiums, premium growth, and underwriting profitability by targeted urban zone and by state. On a quarterly basis, the executive team meets with product managers assigned to each state in order to discuss business conditions, current financial and operating performance and future plans for each state and urban zone.

The Company’s investments and equity are not allocated to states or urban zones, so neither investment income nor assets are available at the state or urban zone level.

These operating segments qualify for aggregation into a single segment, as set forth in paragraph 17 of SFAS 131, as follows:

1.	Business in each state and urban zone consists entirely of personal auto insurance. Each segment is expected to have similar margins over the long term. While actual segment margins may vary from period to period, the Company prices its insurance products in each segment to target a combined ratio in the mid 90’s;

2.	Primary production processes, including policy issuance, billing and collection, customer service and claims, are all centralized and therefore the same for each urban zone and state;

3.	These insurance products are marketed to individuals who drive automobiles for personal use;

4.	In each state and urban zone, products are offered through the same channel, namely the Company’s independent-agency network.

5.	Though business is regulated separately by each state’s Department of Insurance, the regulations enforced are similar in nature.

Along product lines, the Company has identified two operating segments: Personal Auto and Commercial Vehicle. These segments meet all criteria for aggregation described in the guidance except for class of customer. However, at December 31, 2007, both revenues and underwriting profit for the Commercial Vehicle segment were well below the 10% thresholds that require separate reporting as set forth by SFAS 131 paragraph 18. Thus, the segment qualifies for aggregation with the Personal Auto segment. We will continue to monitor the relative size of the Commercial Vehicle segment to determine if future disclosure is required.

Based on the above, we do not believe that more than one segment is required to satisfy the accounting guidance.

In future filings, we will amend the language in the Business section to reflect the fact that the Company is now organized along functional responsibilities, including product management and marketing.

2.	SEC COMMENT: It is apparent that you invest significantly in mortgage-backed securities. It is also apparent that some of your investments in these securities could be categorized as being of high credit quality while others might not. Please revise your accounting policy note disclosure in your financial statements to indicate how you account for these types of investments differentiating between those of high credit quality and those not meeting this threshold. Please ensure this disclosure discusses how you record interest income and how you account for estimated prepayments, if applicable, and separately reference for us the authoritative literature you rely upon to support your accounting. To the extent you rely on SFAS 91, please disclose the significant assumptions underlying your prepayment estimates as required by paragraph 19 of that guidance.

COMPANY RESPONSE:

With regard to disclosure concerning mortgage-backed securities (“MBS”), the Company proposes to amend its disclosure within the investments section of the ‘Reporting and Accounting Policies’ to include information similar to the following in future filings (revisions to the Company’s existing disclosures are in bold):

“…Premiums and discounts on mortgage-backed securities (“MBS”) and asset-backed securities (“ABS”) are treated as a yield adjustment over the estimated life of the securities, adjusted for anticipated prepayments, using the interest method. Prepayment assumptions are based on data from widely accepted third party data sources or internal estimates. The amortized cost and effective yield of the security are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. For high credit quality MBS and ABS (those rated AA or above at the time of purchase), the adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For MBS and ABS rated below AA, the yield is adjusted prospectively for any changes in estimated cash flows.”

The Company relies upon SFAS 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” for MBS of high quality and EITF 99-20 “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets” for guidance related to MBS not of high quality. The Company owned no MBS or ABS not of high quality at December 31, 2007.

Form 10-Q for the period ended September 30, 2008

3.	SEC COMMENT: Please revise your MD&A to explain what the asset “Receivable for securities sold” and liability “Payable for securities purchased” represents.

COMPANY RESPONSE:

In future filings, when the balance in either receivable for securities sold or payable for securities purchased is material, the Company proposes to include a discussion in the MD&A similar to the following (which is presented based on data as of September 30, 2008):

“The $11.7 million balance in receivable for securities sold at September 30, 2008 represents fixed income securities sold in the normal course of business on or before September 30, 2008 with a settlement date in October 2008.

Of the $31.8 million of payable for securities sold, $1.4 million relates to treasury stock purchased on or before September 30, 2008 with a settlement date in October 2008. The remaining $30.4 million represents fixed income securities purchased in the normal course of business on or before September 30, 2008 with a settlement date in October 2008.”

4.	SEC COMMENT: You disclosed that you use a pricing service to estimate fair value. To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices obtained from third parties;

•	The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations; and,

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

COMPANY RESPONSE:

With regard to disclosure concerning fair value, the Company proposes to amend its disclosure to include information similar to the following in future filings (revisions to the Company’s existing disclosures are in bold):

“Fair values of instruments are based on (i) quoted prices in active markets for identical assets (Level 1), (ii) quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs are observable in active markets (Level 2) or (iii) valuations derived from valuation techniques in which one or more significant inputs are unobservable in the marketplace (Level 3).

[fair value hierarchy table]

Level 1 securities are U.S. Treasury securities and an exchange-traded fund that makes up Infinity’s equity portfolio. Level 2 securities are comprised of securities whose fair value was determined using observable market inputs. Level 3 securities are comprised of (i) securities for which there is no active or inactive market for similar instruments, (ii) securities whose fair value is determined based on unobservable inputs and (iii) securities, other than securities backed by the U.S. Government, that are not rated by a Nationally Recognized Statistical Rating Organization.

The Company’s procedures for validating market prices obtained from third parties include, but are not limited to, periodic review of model pricing methodologies and periodic testing of sales activity to determine if there are any significant differences between the market price used to value the security as of the balance sheet date and the sales price of the security for sales that occurred around the balance sheet date.

[Level 3 progression table]

Of the $41.0 million fair value of securities in Level 3, which consists of 36 securities, 32 are priced based on non-binding broker quotes or prices from various outside sources. When there are multiple prices obtained for the same security, the lowest price is used as the basis for the fair value presented in the financial statements. The remaining 4 securities are manually calculated based on expected principal repayments from Bloomberg, the zero spot Treasury curve at September 30, 2008 and the average spreads to Treasury for the rating of the security being priced. For one security, which is no longer rated, the assumed rating for valuation purposes was ‘C’.”

5.	SEC COMMENT: With regard to your investment in a Wilshire 5000 exchange-traded fund, please specifically clarify why you do not believe the unrealized losses for this investment is other-than-temporary.

COMPANY RESPONSE:

In accordance with the accounting guidance, including the SEC staff Accounting Bulletin Topic 5M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities, the Company considers the following in its evaluation of whether a security has an impairment that is “other than temporary”:

1.	The length of time and the extent to which the market value has been less than cost and

2.	The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Since the investment in question is an exchange-traded fund (“ETF”), item 2 of the Accounting Bulletin, “the financial condition and near term prospects of the issuer…”, is not relevant here.

The Company tests securities for impairment at every reporting period, considering the duration and extent to which the market value has been below cost.

The Company has sufficient operating cash, other liquid investments and access to a $50 million line of credit to fund its operations and is therefore not compelled to sell the ETF. The Company’s investment in the ETF represents less than 4% of its total investment balance and less than 7.5% of the Company’s equity. Consequently, the Company has the intent and ability to hold the investment until its price recovers.

At December 31, 2007, the market value of this investment exceeded its cost and at May 31, 2008, the market value of the Company’s investment in the ETF was just 1.7% below cost. The market value of the investment did not drop significantly below its cost until June 2008. At September 30, 2008, the market value of the Company’s investment was approximately 17% below its cost. Management believed at September 30, 2008 that, based on the historical performance of the ETF, the investment’s value would recover in the near term. Over the ETF’s history, the annual standard deviation of the return has been 15-20%. Moreover, it is not uncommon to have the value of the ETF recover substantially within the next year following a year of substantially negative returns, such as it did in 2003 when the ETF index (ticker VTI) recovered 30% following a year when its value was down over 20%.

Therefore, given the length of time and the extent to which the investment’s price was below its cost, the expectation that the investment could recover in value in a reasonable amount of time and the Company’s intent and wherewithal to hold the security until that occurred, the Company made the decision not to impair the security at September 30, 2008. Additional disclosure regarding this investment was included in the form 10-Q for the quarter ended September 30, 2008 as follows:

“Included in the nine month category is an investment in a Wilshire 5000 exchange-traded fund (“ETF”) which was purchased in April 2007. Since the acquisition of this ETF, its fair value has fallen approximately $8.5 million or 17.1% as a result of a general decline in equity markets.”

Because the ETF’s price continued to fall in the fourth quarter of 2008, the Company impaired the security at December 31, 2008.

6.	SEC COMMENT: Please clarify why the “extra-contractual claim in Florida” increased the loss and LAE ratio for the Commercial Vehicle business in 2008. Note 17 in the Form 10-K for the year ended December 31, 2007 indicates that the additional loss for this claim was accounted for in the fourth quarter of 2007.

COMPANY RESPONSE:

While both are Florida claims, the extra-contractual claim (“ECO”) referenced in the Form 10-K is separate and distinct from the ECO referenced in the Form 10-Q. The ECO claim referenced in Note 17 in the Form 10-K for the year ended December 31, 2007 related to a personal automobile claim settled on February 8, 2008. The ECO claim referenced in the MD&A in the Form 10-Q for the quarter ended September 30, 2008 related to a commercial vehicle claim. The Company increased the reserve for this commercial vehicle claim during the third quarter of 2008 (and settled the case during the fourth quarter of 2008 for less than which it was reserved).

Please contact me if you have any further questions or comments.

Sincerely,

/s/ ROGER SMITH
Roger Smith
Executive Vice President, Chief Financial Officer and Treasurer